UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Best Buy Retirement Savings Plan

Richfield, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 29, 2023

We have served as the auditor of the Plan since 2005.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2022 AND DECEMBER 31, 2021

	2022	2021
ASSETS
Participant-directed investments:
Investments at fair value (see Note 3)	$2,251,931,328	$2,686,672,858
Investments at contract value (see Note 4)	175,847,374	158,572,136
Total investments	2,427,778,702	2,845,244,994

Receivables:
Notes receivable from participants	5,684,541	9,564,790
Participant contributions receivable	4,001,389	4,037,291
Employer contributions receivable	1,743,033	1,752,228
Total receivables	11,428,963	15,354,309

Total assets	2,439,207,665	2,860,599,303

NET ASSETS AVAILABLE FOR BENEFITS	$2,439,207,665	$2,860,599,303

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	2022	2021
ADDITIONS
Contributions:
Participant	$151,821,104	$144,593,936
Employer	71,349,416	69,526,000
Rollovers	4,846,430	9,492,192
Total contributions	228,016,950	223,612,128

Investment income:
Net appreciation in fair value of investments	-	349,497,747
Interest and dividend income	4,356,657	4,588,936
Investment income, net	4,356,657	354,086,683

Interest income on notes receivable from participants	279,647	518,400

Total additions	232,653,254	578,217,211

DEDUCTIONS
Net depreciation in fair value of investments	(493,601,247)	-
Benefits paid to participants	(191,543,956)	(193,161,368)
Administrative expenses	(4,445,046)	(4,453,090)
Total deductions	(689,590,249)	(197,614,458)

INCREASE (DECREASE) IN NET ASSETS BEFORE PLAN TRANSFER	(456,936,995)	380,602,753

Transfers from plan mergers (see Note 1)	35,545,357	-

INCREASE (DECREASE) IN NET ASSETS	(421,391,638)	380,602,753

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,860,599,303	2,479,996,550

End of year	$2,439,207,665	$2,860,599,303

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.  Description of the Plan

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. (“Best Buy”) and subsidiaries (the “Company”) may participate after reaching the age of 18. No minimum period of service is required.

The Benefits Committee (“Plan administrator”) is appointed by a committee of the Board of Directors of the Company and has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Voya Financial serves as the Plan recordkeeper and as of

September 2, 2022, the Plan’s trustee role transitioned from State Street Bank and Trust to Voya Financial. There were no changes made to the investment options of the Plan other than described within the Investments section, below. The Plan is subject to the provisions of ERISA.

As of the close of business on January 3, 2022, the GreatCall, Inc. and Critical Signal Technologies, Inc. 401(k) Plans were legally merged with the Best Buy Retirement Savings Plan and employees of those companies began participating in the Plan. During the year ended December 31, 2022, GreatCall, Inc. and Critical Signal Technologies, Inc. 401(k) Plans’ net assets available for benefits totaling $35,545,357 were transferred to the Plan.

Contributions - Each year, participants may contribute up to 50% of their annual compensation through pre-tax contributions, after-tax Roth contributions or a combination of the two contribution types as defined by the Plan, subject to the Code limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the Company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, as well as allocations of Plan earnings and losses. Participants’ accounts are also charged with an administrative expense to cover expenses paid by the Plan.  Charges are a flat monthly rate plus any service fees based on specific participant transactions, as defined in the Plan agreement. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan, including the Best Buy Co., Inc. stock fund, registered investment companies, pooled funds and a stable value fund.

The ArrowMark Small Cap Growth Fund was replaced by a new custom Active US Small/Mid Cap Equity Fund effective on February 11, 2022. The Active US Small/Mid Cap Equity Fund is a custom fund created for the Plan. The underlying investments consist of 50% Wells Fargo (Allspring) Discovery CIT E1 and 50% DFA US Targeted Value I.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Notes Receivable From Participants -  Employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions.

During the period between April 20, 2020, through September 20, 2020, the Company adopted a provision of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) that allowed a qualified participant to request a loan from the Plan for a minimum of $1,000 and up to a maximum of 100% of their vested balance or $100,000 to be repaid over a period of five years.

At December 31, 2022,  notes receivable from participants matured through November 2, 2029, with interest rates ranging from 4.25% to 6.50%.

Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant has options to withdraw or leave funds within the Plan if their balance is over $1,000. Participants may also withdraw some or all of their account balances prior to termination in limited circumstances, subject to Plan terms. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination.

2.  Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value or net asset value, as disclosed in Note 3, Fair Value Measurements,  except for the investment contract stated at contract value, as disclosed in Note 4, Stable Value Fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2022, or December 31, 2021.

Payment of Benefits  - Benefits are recorded when paid. At December 31, 2022, and December 31, 2021, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation (depreciation) of fair value of investments. Plan participants were charged $3.25 per month for the period January 1, 2021, through November 30, 2022, and $3.60 per month for the period December 1, 2022, through December 31, 2022.

Subsequent Events - Plan management evaluated the period from December 31, 2022, through the date the financial statements were issued for material subsequent events requiring recognition or disclosure. No such events were identified.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, we use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 — Unadjusted quoted prices that are available in active markets for identical assets or liabilities at the measurement date.

Level 2 — Significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in non-active markets;

•  Inputs other than quoted prices that are observable for the asset or liability; and

•  Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The Plan’s assets recorded at fair value were as follows:

		Fair Value At
	Fair Value Hierarchy	December 31, 2022	December 31, 2021
Cash and cash equivalents	Level 1	$3,498,926	$10,024,418
Best Buy Co., Inc. stock fund	Level 1	99,297,804	126,540,956
Registered investment companies	Level 1	28,630,445	-
Common stocks	Level 1	-	68,256,166
Stable value fund	Level 1	10,656,039	7,356,705
		142,083,214	212,178,245
Pooled funds(1)	NAV	2,109,848,114	2,474,494,613
		$2,251,931,328	$2,686,672,858

(1) Certain investments that are measured at fair value using the net asset value per share (“NAV”)  (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as Investments at fair value in the Statements of Net Assets Available for Benefits.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022, and December 31, 2021.

Cash and cash equivalents - Investments that are comprised of money market funds with initial maturities of three months or less. Such amounts are valued at quoted prices in active markets.

Best Buy Co., Inc. stock fund - A unitized stock fund consisting of Best Buy common stock. The total fair value of the fund is equal to the quoted market value of total common stock, which approximates fair value.

Registered investment companies - Shares of mutual funds traded and valued at quoted market prices, which approximates fair value.

Common stocks - Stocks that are valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund  - The portion of the Galliard Stable Value fund invested in highly liquid assets used for daily liquidity needs and is traded and valued at quoted market prices. See Note 4, Stable Value Fund, for additional information.

Pooled funds - Not classified in the fair value hierarchy as they are valued using the NAV (or its equivalent), based on the value of the underlying assets owned by the fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments measured at NAV include pooled separate accounts. The unit prices of the investments are quoted on a private market that is not active; however, the unit prices are based on underlying investments which are based on observable inputs. There were no unfunded commitments for the periods presented.

4.  Stable Value Fund

The Plan holds investments in the Galliard Stable Value Fund (the “Fund”). The Fund is exclusively managed for the Plan and all underlying investments are held directly by the Plan. The Fund primarily invests in security-backed (synthetic) investment contracts that meet the fully benefit‐responsive investment contract (“FBRIC”) criteria and, therefore, are reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The Fund also invests in Wells Fargo/BlackRock Short-term Investment Fund S, which invests in highly liquid assets used for daily liquidity needs, and therefore is reported at fair value. See Note 3, Fair Value Measurements, for additional information.

Synthetic investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is owned directly by the Plan. The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

If the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	material amendments to the Plan’s structure or administration;
•	complete or partial termination of the Plan, including a merger with another plan;
•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•

the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;
•	changes to competing investment options; and
•	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.

At this time, the occurrence of any such market value adjustment event is not probable.

5.  Related-Party and Party-in-Interest Transactions

Best Buy Co., Inc. stock fund – Activity related to the common stock of Best Buy was as follows:

	2022	2021
Number of common shares purchased	101,900	115,000
Cost of common shares purchased	$8,155,920	$12,398,846
Number of common shares sold	98,745	120,395
Market value of common shares sold	$8,667,229	$14,103,053
Cost of common shares sold	$4,367,242	$4,650,109

Investment management – State Street Bank and Trust manages the Target Date Funds and the SSGA Government Money Market Fund and was also the trustee of the Plan through September 2, 2022, prior to the transition to Voya Financial. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Notes receivable from participants – Notes receivable from participants are secured by the vested balances in the participants’ accounts.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants will remain 100% vested in the Company’s contributions.

7. Tax Status

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Code, and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Reconciliation of Financial Statements to Form 5500

Reconciliations of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2022, and December 31, 2021, were as follows:

	2022	2021
Net assets available for benefits per financial statements	$2,439,207,665	$2,860,599,303
Deemed loan activity	-	(271,899)
Net assets available for benefits per Form 5500	$2,439,207,665	$2,860,327,404

	2022	2021
Increase (decrease) in net assets before plan transfer per financial statements	$(456,936,995)	$380,602,753
Deemed loan activity	271,899	(271,899)
Excess contributions payable	-	(5,363,980)
Net income (loss) per Form 5500	$(456,665,096)	$374,966,874

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 55-0805038)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Description of Investment		Total Shares (if applicable)	Current Value
	CASH AND CASH EQUIVALENTS:
	SSGA Government Money Market Fund		$3,498,926

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	1,233,556	99,297,804

	REGISTERED INVESTMENT COMPANIES:
	Active US Small/Mid Cap Equity Fund - DFA US Targeted Value I		28,630,445

	POOLED FUNDS:
	Active US Small/Mid Cap Equity Fund - Allspring Discovery CIT E1		28,630,445
	BlackRock Equity Index Fund		583,870,827
	BlackRock Extended Equity Index Fund		205,029,550
	BlackRock MSCI ACWI EX US Index		163,260,992
	BlackRock U.S. Debt Index		28,281,692
	MFS International Equity Fund		115,651,705
	Prudential Core Plus Bond Fund		159,699,245
	Target Date Income		40,650,368
	Target Date 2020		19,824,454
	Target Date 2025		42,032,245
	Target Date 2030		58,042,294
	Target Date 2035		83,285,859
	Target Date 2040		98,684,632
	Target Date 2045		131,589,702
	Target Date 2050		182,503,761
	Target Date 2055		102,753,731
	Target Date 2060		61,952,545
	Target Date 2065		4,104,067
	Total pooled funds		2,109,848,114

	STABLE VALUE FUND:
	Security-Backed (Synthetic) Investment Contracts:
	Wells Fargo Fixed Income Fund A (Galliard)		48,824,779
	Wells Fargo Fixed Income Fund F (Galliard)		67,804,426
	Wells Fargo Fixed Income Fund L (Galliard)		48,532,409
	Wrapper contracts		10,685,760
	Total security-backed (synthetic) investment contracts		175,847,374
	Collective Investment Trust:
	Wells Fargo/BlackRock Short Term Investment Fund S		10,656,039
	Total stable value fund		186,503,413

*	NOTES RECEIVABLE FROM PARTICIPANTS, 4.25%–6.50% interest rate range and maturity dates through November 2, 2029		5,684,541

	TOTAL INVESTMENTS		$2,433,463,243

* Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 29, 2023	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, HR Rewards

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm